YRC WORLDWIDE INC.

October 12, 2007

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Daniel Morris

Re: YRC Worldwide Inc.
Definitive 14A
Filed March 27, 2007
File No. 000-12255

Dear Mr. Morris:

On March 27, 2007, YRC Worldwide Inc. (the “Company”) filed its definitive proxy statement on Schedule 14A (the “Proxy Statement”) for its 2007 Annual Meeting of Stockholders. By letter dated August 21, 2007, the Company received the Staff’s comments relating to the Proxy Statement (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments. As used in our responses, the term “Committee” means the Compensation Committee of the Board of Directors of the Company, and “Consultant” means the Committee’s independent compensation consulting firm.

Stockholder Director Nominee Proposals, page 4

1.	It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations. Please also provide a summary of the substantive (informational) requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Response:

Following is a summary of the substantive requirements related to the submission of stockholder nominations, as set forth in the Company’s current bylaws. We will include a summary of this kind in future filings based on the Company’s bylaws as they then exist.

Each stockholder recommendation for a candidate to stand for election to our board must set forth the following information about the recommended person:

•	name, age, business address and, if known, residence address

•	principal occupation or employment

•	number of shares of our common stock beneficially owned

Compensation Committee, page 11

2.	Your disclosure in the Compensation Discussion and Analysis indicates that the compensation committee recommends the chief executive’s compensation to the board of directors for approval. To the extent the process for recommending and approving the CEO’s compensation differs with that of the other named executive officers, describe the process for determining CEO compensation in reasonably complete detail. Refer to Item 407(e)(3)(i)(B) of Regulation S-K.

Response:

In addition to the disclosure on page 11 of the Proxy Statement, we have also described this process in the second paragraph on page 16 of the Proxy Statement under the caption “Compensation Procedures and Programs – General Overview”. As requested, the following is a more detailed description of the process.

The CEO reviews the performance of each named executive officer (excluding himself) with the Committee and makes recommendations as to the compensation for each executive. Taking into account the CEO’s performance review of the named executive officer, the Committee compares the CEO’s compensation recommendations against market data that the Consultant provides and then makes a final determination as to the compensation for each named executive officer other than the CEO.

With respect to his own compensation, the CEO provides a written self-evaluation of his performance for the year and then meets with the Committee to discuss the evaluation. After this discussion, the Committee meets without the CEO to discuss the CEO’s compensation and then provides a recommendation to the full board. The full board then meets without the CEO or other Company representatives and makes a final determination as to the CEO’s compensation. Other than the Company’s CEO, all of the Company’s other board members are independent as defined under the Nasdaq Marketplace Rules.

With respect to Item 407(e)(3)(i)(B) of Regulation S-K, the Committee does not delegate its authority to any other person or group. As described above, the Committee considers input from the Consultant and the CEO’s appraisal of the performance of each named executive officer and himself and, with respect to the CEO’s compensation, makes a recommendation to the full board for consideration and approval.

3.	Please expand your disclosure of the functions performed by Mercer Human Resources Consulting, your compensation consultant, to address Mercer’s role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:

Rather than provide consolidated disclosure under “Compensation Committee” on page 11 of the Proxy Statement, we believe that we have provided the requested disclosure throughout “Compensation Discussion and Analysis” on pages 16 through 21 of the Proxy Statement.

Please note that the Committee changed its Consultant from Mercer to Frederick W. Cook in July 2007. In future filings, we will also provide consolidated disclosure describing the functions the Consultant performs, including:

•	the functions that the then existing Consultant provides to the Committee;

•	the Consultant’s role as it then exists in determining and recommending compensation

•	any other material elements of the Consultant’s functions as they then exist

Directors’ Compensation, page 13

4.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:

No assumptions were used to value the awards in the stock awards columns of the director compensation table. Each director is granted a number of share units determined by the dollar value of the director’s retainer and stock award divided by the closing price of the Company’s common stock on the grant date. Therefore, the FAS 123R value of each award is equal to the number of share units awarded multiplied by the closing price of the Company’s common stock on the grant date. In future filings, we will clarify this in a footnote to the table.

5.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response:

In future filings, we will include a footnote to the stock awards column of the director compensation table disclosing the grant date fair value of each equity award computed in accordance with FAS 123R. Please also see our response to Comment No. 4, above.

6.	Disclose the aggregate number of stock awards and, if applicable, the aggregate number of option awards, outstanding at fiscal year end as required by the Instruction to Item 402(k)(2)(iii) and (iv).

Response:

In future filings, we will include a footnote to the director compensation table disclosing the aggregate number of stock awards and, if applicable, the aggregate number of option awards outstanding at fiscal year end for each director.

Compensation Discussion and Analysis, page 15

7.	Please identify the benchmark companies in the “Survey Group” as well as the “other transportation corporations” you use as a “reference point.” If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the fiscal year for which compensation is being reported. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In General. In 2006, the Committee utilized survey data that the Consultant provided from published surveys of a large number of companies across a broad range of industries rather than a peer group of specific companies. In future filings, we will provide greater clarification with respect to the composition of any then utilized survey groups.

The same survey data was used to benchmark base salary, annual incentive targets, long-term incentive opportunity targets and total compensation. Generally, the Company targets each element of compensation and total compensation at the median of the survey group for each named executive officer with the potential to earn in excess of the median in annual incentive and long-term incentive compensation if the Company exceeds its target performance goals. The Committee does not follow a strict formula in setting each element of compensation and total compensation, but rather uses its discretion in setting compensation with the benchmark survey group serving as a guide as to whether compensation is appropriate.

Base Salaries. As discussed on page 16 of the Proxy Statement, the Committee used the survey data for each position, combined with level of responsibility and performance, to determine base salary levels. As stated in the last paragraph of page 16 of the Proxy Statement, base salaries were generally targeted to the market median, and actual salaries were near the median.

Annual Incentives. As discussed on page 17 of the Proxy Statement, annual incentive targets were determined as a percentage of base salary. The Committee annually approves the incentive targets, which, in 2006, were generally set comparable to the market median. In future filings, we will disclose that the targeted percentile for annual incentive award opportunities is generally at the median.

Actual incentive awards earned are dependent on actual performance versus goals. Awards paid in 2007 for 2006 performance were 15% of the targets because actual Company operating performance was below the Company’s expectations. This was described in the first paragraph after the first table on page 18 of the Proxy Statement. As a result, the actual awards were well below market median.

Long-Term Incentives. As discussed on page 19 of the Proxy Statement, long-term incentive targets were determined as a percentage of base salary and were targeted to the market median. Similarly to annual incentives, the actual value that an executive earns is dependent on Company performance. Additional discussion of the Committee’s decisions related to the long-term incentive awards granted for the Company’s 2004—06 performance cycle is provided on page 19 in the Proxy Statement. In future filings, we will disclose that the targeted percentile for long-term incentive opportunities is generally at the median.

8.	Explain why you believe that the companies comprising the Dow Jones Transportation Average Stock Index, which you use to provide comparative information in your Form 10-K, are not an appropriate measure for executive compensation.

Response:

The Company competes against companies in many industries for its executive talent. In addition, there are few direct comparators in the less-than-truckload segment of the trucking industry of the same size as the Company available to form a meaningful peer group. The Dow Jones Transportation Average Stock Index is comprised of airlines, railroads and many other transportation companies that are operationally very different from the Company and do not compete in trucking and logistics. The Company recruits its executive officers from companies and industries outside of the companies that comprise the Index. Because the Company sources executive talent from all industries, utilizing broader industry comparators to benchmark compensation data is more appropriate to ensure that the Company is able to attract and retain executive talent. Please see the first paragraph of page 16 in the Proxy Statement.

9.	The committee appears to gives [sic] significant weight to the extent to which compensation of YRC’s named executive officers compares to the companies against which you benchmark compensation. Please disclose the committee’s analysis of the competitive market data obtained by your compensation consultant and how this information resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered and how or why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

Response:

Please see our response to Comment No. 7.

The competitive market data did not directly translate to the specific awards for 2006 performance. As discussed in our response to Comment No. 7, the data from the survey group was used as a guideline to determine the incentive opportunity (expressed as a percentage of salary), but actual awards earned were determined based on Company performance. Actual Company performance could lead to awards below or above the market median.

By way of an example: The Committee might set an executive’s base salary near the market median of the survey group for that position. The executive’s annual incentive target might be x% of the executive’s base salary if the Company meets its financial goals and the executive meets his or her individual objectives. This amount is generally targeted at the market median of the survey group. However, if the Company does not achieve its target goals or the executive does not meet his or her individual objectives, the actual payout could be a prorated amount less than x% of the executive’s base salary down to zero. Likewise, if the Company exceeds its target goals and the executive meets his or her individual objectives, the actual payout could be a prorated amount greater than x% of the executive’s base salary up to two times x%.

There are separate incentive targets and goals for annual incentive and long-term incentive awards. In 2006, the annual incentive plan measured the Company’s performance against pre-established financial goals as summarized on page 18 of the Proxy Statement. The long-term incentive plan measured the Company’s annual adjusted return on capital and annual growth in net operating income after tax over a three-year period relative to the same measures for companies in the S&P MidCap 400 Index during that same period.

The Committee has discretion to reduce actual awards below the amount that the annual incentive and long-term incentive formulas compute. In 2006, the Committee exercised this discretion and lowered the annual incentive and long-term incentive awards the formulas determined as discussed on pages 18 (annual incentive program) and 19 (long-term incentive award) of the Proxy Statement.

10.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Release No. 33-8732A. Please provide a more detailed discussion of how and why the compensation of Mr. Zollars differs from that of the other named executive officers. Although it appears that much of Mr. Zollars’ compensation is dictated by the terms of his employment agreement, disclose how the terms of the compensation were determined and why the committee believes the benefit levels established therein are appropriate.

Response:

As discussed above in our responses to Comment Nos. 2, 7 and 9, the Committee determined the base salary, annual incentive target and annual long-term incentive opportunity for Mr. Zollars (as set forth in his employment agreement) using a similar method as was used for the other named executives, which is targeting each element of compensation and total compensation near the market median of the survey group. The variation between the CEO’s and the other named executive officers’ compensation reflects the scope of the CEO’s job and the CEO’s increased level of responsibility compared with other officers of the Company.

In 2006, the Committee and the full board (other than Mr. Zollars) determined it was beneficial to the Company to enter into an employment agreement with Mr. Zollars. The special equity opportunities, summarized on page 21 of the Proxy Statement, were provided to Mr. Zollars to retain him as the Company’s top executive and further align his compensation with the Company’s longer-term performance. These are one time grants provided in conjunction with the signing of his employment contract. The supplemental retirement benefits for Mr. Zollars were provided to him as part of his new hire package in 1996 and were critical to attract him as a mid-career top executive to the Company. These benefits were continued in his new employment agreement.

Other than the special equity opportunities in his 2006 contract and the supplemental retirement benefits provided as part of his 1996 new hire package, the compensation policies for the CEO are essentially the same as for the Company’s other named executive officers.

Setting Senior Executive Compensation, page 16

11.	Your disclosure suggests that compensation is significantly impacted by individual performance. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We provided a summary of the 2006 financial goals for each named executive officer, including the percentage of target incentive bonus that would have been paid had each been achieved, in the table on page 18 of the Proxy Statement. The compensation for each named executive officer is tied to the performance of the applicable business unit described in this table. The CEO reviews the performance of each named executive officer (other than himself) listed in the table. In 2006, the CEO determined that each executive’s individual financial goals were not met to his satisfaction and requested that the Committee reduce the annual incentive payouts from actual to 15% of target incentive bonus. In addition, the CEO recommended that his own annual incentive award be reduced to 15% of his target incentive bonus, due to the Company’s overall performance. Any evaluation of individual performance was subsumed by the reduction made to each executive’s target incentive bonus based on Company performance.

12.

You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation under the Annual Incentive Bonus Program and Long-Term Incentive Plan. For instance, with respect to the Annual Incentive Bonus Program, please disclose the specific items of company performance established for 2007, including adjusted operating income, net operating income after tax and revenue, and specific business unit objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals. Similarly, with respect to the Long-Term Incentive Plan, please disclose the targets for your three overlapping, three-year performance cycles. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

We have provided quantitative disclosure of the terms of the necessary targets to be achieved for the Company’s named executive officers to earn their incentive compensation under the Company’s annual incentive bonus program and long-term incentive plan for 2006. Please see pages 17 through 20 of the Proxy Statement. We do not believe the regulations require disclosure of the prospective targets to be achieved by our named executive officers in 2007, as Item 402(b)(1) of Regulation S-K appears to require a historical discussion of the material elements of compensation awarded to each named executive officer at the end of the issuer’s last fiscal year, rather than a discussion of compensation that will be awarded in the future. Instruction 2 to Item 402(b) indicates that information with respect to actions taken since the end of the last fiscal year must be disclosed only to the extent that it could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. We do not believe any of the 2007 targets are necessary to an understanding of compensation awarded to the named executive officers for 2006. Further, we will not know who will qualify as a named executive officer of the Company for 2007 until the end of the fiscal year, in accordance with Item 402(a)(3) and the named executive officers may be comprised of different individuals. For example, Mr. Welch retired in January 2007, and Mr. Smid and Mr. Barger have each recently moved into new executive positions.

We further note Instruction 1 to Item 402(b), which states that the purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers. On page 18 of the Proxy Statement, we disclosed that the 2007 plan that the Committee approved includes objectives similar to those in the 2006 plan and provided the percentage of target incentive payouts upon achievement of each such objective. We believe this information is sufficient to provide investors with a material understanding of the Company’s incentive structure.

Annual Incentive Bonus Program, page 17

13.	You exercised discretion to reduce the annual payout percentage of the named executive officers, other than the CEO, to 15%. However, please revise the proxy to disclose the payout percentage that would have been payable absent the committee’s exercise of negative discretion. In addition, please expand your discussion of the committee’s reasoning in support of its decision to reduce the payout percentage. Also provide similar disclosure relating to your decision to reduce the cash portion of the long-term incentive plan awards.

Response:

The bonuses for each of Messrs. Barger, Staley, Welch and Smid were reduced, respectively, from $105,875 to $36,094, from $237,868 to $79,875, from $79,466 to $39,043 and from $107,085 to $37,249. We described the Committee’s rationale on page 18 of the Proxy Statement, which essentially was to reduce expenses and increase earnings for the Company’s stockholders.

The actual payout amounts received by each named executive officer are set forth in the summary compensation table on page 25 of the Proxy Statement. In future filings, to the extent there is a similar reduction in compensation, we will disclose the payout percentage that would have been payable absent the Committee’s exercise of its negative discretion, expand our discussion of the Committee’s reasoning in support of such reduction and provide similar disclosure relating to the reduction of the cash portion of the long-term incentive plan awards. Please see our response to Comment No. 11 regarding the rationale to reduce award payouts.

Grant to CEO of Employment Agreement-Related Equity Award in 2006, page 21

14.	Please expand your description here, or at page 26, of the new employment agreement with Mr. Zollars to more fully discuss the terms upon which Mr. Zollars may earn additional grants of common stock, apart from the 2006 signing bonus of 32,330 shares. To the extent that certain targets must be satisfied, please disclose the targets in accordance with paragraph (b)(2)(v) of Item 402 of Regulation S-K. To the extent that discretionary equity awards may be granted, please refer to Section II.A of Commission Release 33-8732A in fashioning appropriate disclosure.

Response:

In future filings, we will more fully discuss the terms of Mr. Zollars’ employment agreement, including the percentile Mr. Zollars must achieve to receive 100% of the additional grant of common stock for which he is eligible under his employment agreement, as well as the weighting of the target components and method of calculating the percentage achieved during each year of the measurement period. This percentile is determined by comparing the Company’s annual return on committed capital and annual growth in net operating profit after taxes against the average annual return on committed capital and annual growth in net operating profit after taxes of companies in the S&P MidCap 400 Index for the years 2006, 2007 and 2008.

Company Executive Perquisite Program, page 21

15.	Your discussion of the operation of the perquisite program, including whether there are any restrictions attached to the use of perquisite funds, is unclear. Please expand your disclosure to clarify whether the named executive officers receive a cash payment equivalent to the perquisite limit or whether the company utilizes a reimbursement feature to the program for satisfying perquisite-eligible expenditures. Provide a clear understanding of the extent to which, and manner in which, these payments are made and whether the perquisite payments can be differentiated from “base” annual compensation. Also, the disclosure presented in column (i) of the Summary Compensation Table indicates that you paid sums in addition to the perquisite yet, you do not provide any corresponding disclosure here or in the accompanying footnote to column (i) that explains this. Please ensure that you provide materially complete discussion of this element of compensation.

Response:

The Company provides perquisite compensation equal to the perquisite limit to its named executive officers, rather than a reimbursement program. There is no requirement that a named executive officer spend the perquisite compensation he receives on any particular item. Perquisites are differentiated from base annual compensation because perquisites are not included in the calculation of pension contributions and benefits or any annual or long-term incentive payouts. We will revise the disclosure in future filings to clarify these items.

In footnote (4) to column (i) of the Summary Compensation Table, on page 26 of the Proxy Statement, we described the amounts in column (i). For your information, we are providing the following additional detail.

In 2006, the Company paid $32,000 and $12,117 in legal fees for each of Messrs. Zollars and Barger, respectively. The remainder of the amounts in the “Other” column are for travel and related costs that the Tax Code deems as compensation and requires the executive to include in the executive’s income (and gross-up for taxes on certain of this deemed compensation).

The Company-directed travel and related costs consisted of Company paid expenses for spousal travel to accompany the named executive officer to designated Company events at the Company’s request. Under IRS rules, the executives are required to include these amounts in compensation. The Company grosses-up each executive’s compensation for the taxes on these expenses as the Company requested that the spouses participate in these events. In Mr. Zollars case, these amounts also include compensation for use of Company aircraft that the Company may not deduct as a business expense and IRS rules require Mr. Zollars to include in his compensation.

Severance and Other Termination-of-Employment Benefits, page 23

16.	Your disclosure relating to potential payments upon termination or change in control begins on page 36. Where appropriate, please describe and explain how you determined the appropriate payment and benefit level under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

The Company enters into change of control arrangements to attract and retain the executive officers that it believes will bring the greatest value to the Company’s stockholders. The Committee believes these agreements are crucial to incent the Company’s executives to obtain the highest value for the Company when considering a change of control transaction and to remain employed with the Company during a period of uncertainty. The benefits that may be received under the change in control agreements were based on data received from the Consultant and are consistent with market practice. In future filings, we will disclose how these arrangements fit into the Company’s overall compensation objectives and affect the decisions we make regarding other compensation elements, as well as the rationale for decisions made in connection with these arrangements.

Grants of Plan-Based Awards, page 28

17.	Based upon your disclosure regarding the annual incentive compensation program and the long-term incentive plan, it is not clear why you have not provided any information in paragraphs (d)(2)(iii) and (iv) of Item 402 of Regulation S-K. Please provide, for each named executive officer and for each of these two plans, as applicable, a separate line provided for each annual grant made to the named executive officer in the last completed fiscal year. See Item 402(d)(1).

Response:

We have not provided information with respect to the dollar value of estimated future payouts related to awards granted under the Company’s 2004 Long-term Incentive and Equity Award Plan in 2006, as all such grants have been made and there will be no future payouts.

One hundred percent of the awards granted in 2006 to each named executive officer under the long-term incentive plan will be paid out if such executive meets the applicable time-based vesting conditions. There are no performance-based vesting conditions once a grant is made under the plan. Rather, the performance-based aspects of the plan are used to determine the amount of the grant made to each named executive officer. Named executive officers do not have a contractual right to these grants prior to the date of grant, and the Committee, in its discretion, may reduce or eliminate any potential grant based on the performance formulas.

On the first line under column (g) of the summary compensation table for each named executive officer, we included the amounts of cash payments made under the annual incentive bonus plan. In future filings, we will also include these amounts in the grants of plan-based awards table.

Non-Qualified Deferred Compensation, page 36

18.	Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please quantify in your footnote the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant’s Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

Response:

No amounts reported in the contributions and earnings columns were reported as compensation in the Company’s summary compensation table for the last completed fiscal year. No amounts reported in the aggregate balance at last fiscal year end column were reported as compensation in the Company’s summary compensation table for previous years. We will comply with this request to the extent applicable in future filings.

Certain Relationships and Related Party Transactions, page 42

19.	Please describe the conduct that would constitute “questionable activity.” In addition, please provide additional disclosure regarding the review standards to be applied by the audit committee. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Response:

The phrase “any questionable activity” was intended to refer to any activity that might constitute a conflict of interest. To avoid confusion, the Company will improve this wording in future filings to refer only to conflicts of interest.

The Company’s audit/ethics committee will review each potential conflict based on the facts and circumstances of the individual situation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with the Company’s responses, please do not hesitate to contact Charles Strauss at Fulbright & Jaworski L.L.P. at (713) 651-5535.

Very truly yours, /s/ Daniel J. Churay

Daniel J. Churay
Executive Vice President, General Counsel & Secretary of YRC Worldwide Inc.

c/c: Charles L. Strauss